UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2008

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

General Meeting of shareholders of
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
 held on 14 March 2008
RESOLUTIONS PASSED

First resolution.-

1.- Approve, under the terms and conditions of the legal documentation, the annual financial statements and management report of Banco Bilbao Vizcaya
Argentaria, S.A. for the year ending 31st December 2007, as well as the annual financial statements and management report for the consolidated BBVA Group corresponding to the same financial year.

2.- Approve the application of the 2007 earnings of Banco Bilbao Vizcaya
Argentaria, S.A., to the amount of €3,612,076,734.84 (three billion, six-hundred-and-twelve million, seventy-six thousand,
seven-hundred-and-thirty-four euros, eighty-four cents), distributed in the following manner:
The sum of €2,717,469,365.69 euros (two billion, seven-hundred-and-seventeen million, four-hundred-and-sixty-nine thousand, three-hundred-and-sixty-five euros, sixty-nine cents) will be paid out in dividends, of which
1,679,281,919.17 euros (one billion, six-hundred-and-seventy-nine million, two-hundred-and-eighty-one thousand, nine-hundred and nineteen euros, seventeen cents) have already been distributed in the first, second and third interim dividends; the remaining €1,038,187,446.52 (one billion, thirty-eight million, one-hundred-and-eighty-seven thousand, four-hundred and forty-six euros, fifty-two cents) will be paid out in the final dividend for 2007 to the sum of
0.277 euros (two-hundred and seventy-seven euro-cents) per share, which will be payable to shareholders on 10th April 2008.

The sum of €19,208,000 (nineteen million, two-hundred-and-eight thousand euros)
will be allocated to the legal reserve and €875,399,369.15
(eight-hundred-and-seventy-five million, three-hundred-and-ninety-nine three-hundred and sixty-nine euros, fifteen cents) to the company’s voluntary reserves.
Resolve that the amounts paid out as interim dividends plus the amount for the final dividend constitute the total dividend from the financial year for the
Banco Bilbao Vizcaya Argentaria, S.A., ratifying the resolutions adopted by the
Bank’s board of directors under which the afore-mentioned amounts were distributed as interim dividends.
3.- Approve the management of the Board of Directors of Banco Bilbao Vizcaya
Argentaria, S.A. in 2007.
4.- Empower the chairman & CEO, Mr Francisco González Rodríguez, the director and company secretary , Mr José Maldonado Ramos and the deputy company secretary, Mr. Domingo Armengol Calvo, jointly and severally, to deposit the annual financial statements, management reports and auditors reports for the
Bank and its consolidated Group, and to issue the certificates referred to article 218 of the Companies Act and under article 366 of the company registry regulations.

Second resolution.-

1.- Amend article 34 of the corporate bylaws in order to reduce the minimum and maximum number of seats on the board of directors. Once approved, the amended article 34 would read as follows:

“Article 34. Number and election

The Board of Directors shall be made up of a minimum of five members, and a maximum of fifteen, elected by the shareholders at their General Meeting, with the exception contained in article 37 of these Bylaws.
The AGM shall determine the exact number of directorships within the stipulated limits.”
2.- The preceding amendment to the bylaws must first obtain the authorisations demandable under prevailing laws and regulations. The board of directors is expressly delegated the broadest, most efficient powers possible at law to obtain such authorisations and/or any others that may be required to implement and effect the afore-mentioned resolutions. These powers may in turn be delegated totally or in part to the Executive committee or any of the directors.

Third resolution.-

1.- Amend article 36 of the Company bylaws such that the directors shall be appointed and/or renewed for a period of three years instead of five. If the proposed amendment is approved, it will read as follows:

“Article 36. “Term of office and renewal

The term of office of members of the Board of Directors shall be three years.
They may be re-elected one or more times for terms of the same maximum duration.”

2.- The preceding amendment to the bylaws must first obtain the authorisations demandable under prevailing laws and regulations. The board of directors is expressly delegated the broadest, most efficient powers possible at law to obtain said authorisations and/or any others that may be required to implement and effect the afore-mentioned resolution. These powers may in turn be totally or in part to the Executive committee or any of the directors.

Fourth resolution.-

Under this agenda item, the AGM is asked to re-elect, for the term established under the Company bylaws, the president and chief operating officer, Mr José
Ignacio Goirigolzarri Tellaeche as a member of the board of directors.
Likewise, in accordance with the Appointments & Remuneration committee’s proposal to the board of directors, the AGM is also being asked to re-elect, the term established under the Company bylaws, Mr Román Knörr Borrás as member of the board of directors, in an independent directorship.
Consequently, it is proposed that the AGM adopt the following resolutions:
4.1.- To re-elect as member of the board of directors, for the term established under the bylaws, Mr José Ignacio Goirigolzarri Tellaeche, Spanish national of full age, married, domiciled to these effects at Paseo de la Castellana, 81,
Madrid, and with tax identity document 14.909.223.W.
4.2.- To re-elect as member of the board of directors, for the term established under the bylaws, Mr Román Knörr Borrás, Spanish national of full age, married, domiciled to these effects at Paseo de la Castellana, 81, Madrid, and with tax identity document 16.184.205 W.
Pursuant to paragraph 2 of article 34 of the Company bylaws, determine the number of directors at the number there are at this moment, according to the resolutions adopted under this agenda item, which will be reported to the AGM for all due effects.

Fifth resolution.-
To increase by €50,000,000,000 (FIFTY BILLION EUROS) the maximum nominal amount against which the AGM, 18th March 2006 under its agenda item three, authorises the board of directors, within a maximum legal period of five years as of the aforementioned date, on one or several occasions, directly or through companies fully secured by the Bank, to issue any kind of debt instruments, documented in debentures, any class of bonds, promissory notes, any class of covered bonds, warrants, totally or partially exchangeable for equity that the
Company or another may have already issued, or as futures payable by cash settlement, or any other senior or secured nominative or bearer fixed-income securities (including covered bonds secured by a mortgage portfolio) in euros any other currency, that can be subscribed in cash or kind, with or without the incorporation of warrants, with a limited or open-ended term. This increase is subject to applicable legal regulations and obtaining the required authorisations. Consequently, the total maximum nominal amount authorised is at €185,000,000,000 (ONE-HUNDRED AND EIGHTY-FIVE BILLION EUROS).
Likewise, to authorise the board of directors, under the same terms and conditions established under the afore-mentioned AGM resolutions, 18th March
2006 and 16th March 2007, to establish and determine, in the manner it deems most advisable, the other conditions inherent to each issue, with regard to the fixed, floating or indexed interest rate, issue price, nominal value of each certificate, its representation in single or multiple certificates or in book entries, form and date of redemption, and any other aspects related to the issues. Also, to authorise the board of directors to request listing of the securities issued from the official exchanges and other competent bodies, subject to the standards for admission, listing and de-listing, putting up such guarantees or covenants as required under prevailing legal provisions, and to determine any extremes not envisaged hereunder or under the resolutions of the
AGMs, 18th March 2006 and 16th March 2007. Likewise, to empower the board of directors, in compliance with article 141 of the Companies Act, to in turn delegate the powers that the AGM conferred on it under the afore-mentioned resolutions, to the Executive committee, with express powers to in turn these to the chairman of the board of directors, the chief operating officer or any other Company director or proxy.

Sixth resolution.-
One.- Repealing the authorisation granted at the General Meeting held 11th
2003 under Agenda Item three, insofar as it has not been used, to authorise the
Board of Directors, under article 319 of the Company Registry Regulations and prevailing regulations on bond issuance, and applying by analogy articles 153.1
b) and 159.2 of the Companies Act, to issue bonds convertible and/or exchangeable with Bank shares in accordance with the following terms and conditions:

1. The issue of the securities convertible and/or exchangeable for Bank shares may be made on one or several occasions within a maximum five (5) year period of the date of this resolution.

2. The maximum total of the securities, convertible and/or exchangeable with
Company equity, which is adopted under this authorisation will be
(NINE BILLION EUROS) or its equivalent in any other currency.

3. The authorisation to issue securities, convertible and/or exchangeable in
Company equity, will be extended to the following aspects and will also the following powers:

i) Fixing the different aspects, terms and conditions for each issue, by way of example and without limitation: Determining, for each issue or within the issue, its amount (always within the overall limits), the place of issue (in or out of Spain); the currency and if it is a non-euro issue, its equivalent value in euros; the denomination, whether bonds, debentures
(including subordinate debt) covered bonds and any others accepted under law;
the date or dates of issue; the number of securities and their nominal value
(which, in the case of bonds and debentures shall not be below the nominal of the shares); in the case of warrants and covered bonds, the issue price and/or premium; the strike price (fixed or variable) and the procedures, term and other conditions applicable to the subscription and acquisition rights over the underlying shares; the interest rate (fixed or variable); the dates and procedures for payment of the coupon; whether the issue is perpetual or redeemable and if redeemable, the redemption tenor and date of maturity; the type of reimbursement, premiums and lots, guarantees; whether to represent the issue in certificates or book entries; pre-emptive subscription rights or exclusion of such rights (in compliance with the terms of this resolution), and the regulations governing subscription; anti-dilution clauses; applicable legislation and, in general, any other condition for the issue. Also, where applicable, to appoint a commissioner and approve the fundamental rules governing the legal relations between the Bank and the syndicate of security-holders, should it be necessary to constitute such a syndicate.

ii) The power to increase capital as much as necessary to meet applications for conversion and reword article 5 of the Company bylaws. This power may only be exercised provided the Board, adding the capital increase to cover the convertible securities issue and the other capital increases it may resolve under authorisations conferred by this AGM, does not surpass the limit authorised at any moment by the AGM pursuant to article 153.1b) in the
Act.

iii) The power to exclude the pre-emptive subscription rights of shareholders holders of convertible and/or exchangeable securities, when said exclusion is necessary in order to raise finance on the international markets or in whatever manner the Company's best interest may require. Should the Board decide to suppress the pre-emptive subscription rights on a specific issue of convertible and/or exchangeable securities that it may decide to make under this authorisation, it will put out a report in due time to be able to approve the issue. This report shall detail the specific reasons of corporate interest underlying this suppression, which shall require a report from the accounts auditor referred to in article 159.2 of the Companies Act.

iv) The power to determine the conversion and/or exchange rate, which may be fixed or variable, and the limits detailed below, as well as the timing of the conversion (which may be limited to a predetermined period within a maximum of twenty years); whether the securities are necessarily or voluntarily and/or exchangeable, and whether at the option of the Company or the securities holders or both, and in general, such limits and conditions as may be necessary or proper for the issue.

If the issue is made at a fixed exchange and/or conversion rate, the corresponding share conversion and/or exchange price shall not be lower than whichever is higher of (i) the arithmetic average of the closing prices on the continuous market over a period to be specified by the Board of Directors (not exceeding three months and not less than two weeks) prior to the Board meeting that makes use of this authorisation to approve the issue of convertible and/or exchangeable securities, or (ii) the closing share price on the continuous market the day prior to the Board meeting that makes use of this authorisation to approve the issue of convertible and/or exchangeable securities.

If the issue has a variable exchange and/or conversion rate, the share price conversion and/or exchange shall be the arithmetic mean of the closing share prices on the continuous market over a period to be specified by the Board of
Directors, not exceeding three months and not less than five days prior to the conversion or exchange date, including a premium or, where applicable, a discount on said share price. The premium or discount may be different for each conversion or exchange date, provided these do not exceed 30% of said share price
If the issue were convertible and exchangeable, the Board may establish that
Company reserve the right to choose at any time between conversion into new
Company shares or exchange for shares already in circulation. It may also resolve to deliver a combination of new shares and shares already in circulation, providing it respects the equal treatment of all holders of the securities that are being converted and/or exchanged on the same date.
For the purpose of conversion and/or exchange, the value of the share must drop below its nominal value and securities may not be converted into shares when the nominal value of the shares is below that of the securities.
Likewise, the valuation for conversion and/or exchange of securities into shall be for their nominal value and may include accrued interest that has not been paid at the time of their conversion and/or exchange.
During subsequent General Shareholder Meetings convened by the Bank, the Board of Directors shall notify shareholders of the use made to date of the authorisations mentioned in this resolution.

Two.- Likewise, it is agreed to request acceptance for trading of the convertible and/or exchangeable securities issued by the Bank by virtue of this delegation, on official/unofficial, regulated/deregulated, Spanish/foreign secondary markets. The Board is empowered to implement such procedures and actions as may be necessary to obtain approval from the competent authorities for listing on Spanish and foreign securities exchanges.
Pursuant to article 27 of the Exchange Regulations, it is expressly stated
should de-listing of the exchangeable and/or convertible securities issued by virtue of this delegation later be requested, the request shall comply with the formalities referred to in said article and in such case, guarantee the interests of holders of the shares or securities who oppose or do not vote for the de-listing resolution, thereby satisfying the requirements of the Spanish
Companies Law and other similar provisions. All this must meet the stipulations of Companies Act and similar provisions, and comply with the provisions of said
Exchange Regulations, the Securities Exchange Act and its accompanying provisions.
Three.- Likewise, to authorise the Board of Directors, in compliance with article 141 of the Spanish Companies Act, to in turn delegate the powers conferred on them by the AGM in the preceding resolutions to the Executive committee, with express authority for substitution by the chairman of the the president & COO or any other director or proxy of the Bank.

Seventh resolution.-
1- Repealing the part not executed from the resolution adopted at the Annual
General Meeting, 16th March 2007, under its agenda item four, to authorise the
Bank, directly or via any of its subsidiaries, for a maximum of eighteen months as of the date of this present AGM, to purchase Banco Bilbao Vizcaya
S.A. shares at any time and as many times as it deems appropriate, by any means permitted by law. The purchase may be charged to the year’s earnings and/or to unrestricted reserves and the shares may be sold or redeemed at a later date.
All this shall comply with article 75 and others of the Companies Act.
2.- To approve the limits or requirements of these acquisitions, which shall be as follows:
- The nominal value of the shares purchased, added to those the Bank and its subsidiaries already own, will at no time exceed five per cent (5%) of the
Bilbao Vizcaya Argentaria, S.A. share capital, always respecting the on treasury stock acquisition established by the regulatory authorities governing the exchanges on which Banco Bilbao Vizcaya Argentaria, S.A.
securities are listed.

- To provision a restricted reserve under Net Worth on the Bank’s balance equivalent to the amount of the treasury stock booked under Assets. This must be maintained until the shares are sold or redeemed.

- The stock purchased must be fully paid up.

- The purchase price will not be below the nominal price nor more than 20%
the listed price or any other price associated to the stock on the date of purchase. Operations to purchase treasury stock will comply with securities markets’ standards and customs.

3.- Express authorisation is conferred to earmark all or some of the shares purchased by the Bank or any of its subsidiaries hereunder for Company employees, management and/or directors when they have an acknowledged right, either directly or as a result of exercising the option rights they hold, as established in the final paragraph of article 75, section 1 of the Companies
Act.
4.- To reduce share capital in order to redeem such treasury stock as the Bank may hold on its Balance Sheet, charging this to earnings or unrestricted reserves and for the amount which is appropriate or necessary at any time, to the maximum number of treasury stock existing at any time.
5.- To authorise the Board, in accordance with article 30 c) of the Company bylaws, to implement the above resolution to reduce share capital, either all once or on several occasions and within the maximum period of eighteen months from the date of this AGM, undertaking any procedures, processes and authorisations that may be necessary or required by the Companies Act and other applicable provisions. Specifically, the Board is empowered, within the time limits established for the aforementioned execution, to establish the date(s)
each capital reduction(s), its/their timeliness and appropriateness, taking account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and performance and any other factor relevant to the decision; to specify the amount of the capital reduction;
determining the destination of the sum of the reduction, either to a restricted reserve, or to unrestricted reserves, providing the necessary guarantees and complying with legally established requirements; to amend article 5 of the
Company bylaws to reflect the new figure for share capital; to request the de-listings of the redeemed stock and, in general, adopt any resolutions required in order to be able to able to redeem or reduce capital as resolved, designating the parties able to formalise these actions.

Eighth resolution.-
In conformity with the proposal made by the Audit & Compliance committee, the
Board of Directors submits the following resolution to the approval of the AGM:

- Appoint Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya
Argentaria, S.A. and its Consolidated Financial BBVA Group for the financial year 2008. The firm of Deloitte, S.L. is registered in Madrid, at Plaza Pablo
Ruiz Picasso, 1 - Torre Picasso and its tax code is B-79104469; it is filed under number S-0692 on the Official Spanish Registry of Account Auditors and
under volume 13.650, sheet 188, section 8, page M-54414 of the Madrid Companies
Registry.

Ninth resolution.-
To confer on the Board of Directors, with express powers of substitution by the
Executive committee or the director(s) it deems pertinent, the broadest authority at law necessary for the fullest execution of the resolutions adopted by this annual general meeting. The Board or its substitute may establish, complete, develop and amend the resolutions adopted by this AGM, making any arrangements that may be necessary to obtain due authorisation or filings with the Bank of Spain, the Directorate General of the Treasury & Financial Policy,
the CNMV (the securities market authority), the body in charge of registering book entries, the Company Registry and any other public- or private-sector bodies. To such effects, they may (i) establish, complete, develop, amend, correct omissions and adapt said resolutions in accordance with the verbal or written recommendation of the Company Registry and any other authorities, government officers or competent institutions; (ii) draw up and publish the announcements required by law; (iii) grant any public or private documents necessary or advisable and (iv) take such steps as necessary or advisable to the resolutions into effect, and in particular, file them with the Company
Registry or other registries where they should be entered.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 14 March 2008	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	BBVA Authorize Representative